SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31,2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transaction period from              to

COMMISSION FILE NUMBER 333-130283

A.	Full title of the plan: CIBC World Markets Incentive Savings Plan for United States Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Canadian Imperial Bank of Commerce

Commerce Court

Toronto, Ontario

Canada, M5L 1A2

(416) 980-2211

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

CIBC World Markets Incentive Savings Plan for United States Employees December 31, 2016 and 2015 and Year Ended December 31, 2016 With Report of Independent Registered Public Accounting Firm

CIBC World Markets Incentive Savings Plan for United States Employees

Financial Statements and

Supplemental Schedule

December 31, 2016 and 2015 and Year Ended December 31, 2016

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the CIBC World Markets Incentive Savings Plan for United States Employees

We have audited the accompanying statements of net assets available for benefits of CIBC World Markets Incentive Savings Plan for United States Employees as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31 , 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CIBC World Markets Incentive Savings Plan for United States Employees at December 31 , 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31 , 2016, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31 , 2016, has been subjected to audit procedures performed in conjunction with the audit of CIBC World Markets Incentive Savings Plan for United States Employees’ financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

New York, New York

June 27, 2017

CIBC World Markets Incentive Savings Plan for United States Employees

Statements of Net Assets Available for Benefits

	December 31
	2016	2015
Assets
Investments at fair value	$262,583,240	$235,194,495
Receivables:
Notes receivable from participants	1,438,296	1,402,908
Employer and participant contributions	2,459,788	702,031

	3,898,084	2,104,939

Net assets available for benefits	266,481,324	237,299,434

See notes to financial statements.

CIBC World Markets Incentive Savings Plan for United States Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,2016

Additions
Investment Income:
Net appreciation in fair value of investments	$17,419,690
Interest and dividends	7,326,194

24,745,884
Interest income on notes receivable from participants	60,039
Contributions:
Participants	8,224,312
Employer	7,363,365
Rollover	3,482,295

19,069,972

Other	14,023

Total additions	43,889,918

Deductions
Benefits paid to participants	14,541,609
Administrative expenses	166,419

Total deductions	14,708,028

Net increase in net assets available for benefits	29,181,890
Net assets available for benefits:
Beginning of year	237,299,434

End of year	$266,481,324

See notes to financial statements.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements

1. Description of the Plan

The following description of the CIBC World Markets Incentive Savings Plan for United States Employees (the “Plan”) provides for general information about the Plan’s provisions. Participants should refer to the plan document for more complete information. Terms used in this description have the same meaning as in the Plan.

General

The Plan is a defined contribution plan covering substantially all United States employees of Canadian Imperial Bank of Commerce (“CIBC”), the Plan’s sponsor. Employees are eligible to participate in the Plan on the later of attainment of age 18 or his/her date of hire. The U.S. Benefits Committee administers the Plan. Vanguard Fiduciary Trust Company (the “Trustee”) serves as the trustee of the Plan, and together with several investment managers, manages the Plan’s investments. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). On January 1, 2014, CIBC amended the Incentive Savings Plan to accept employees from Atlantic Trust. These employees were entitled to participate in the Plan and were fully vested upon entry in the Plan.

Contributions

Each year, plan participants may contribute between 1% and 100% of their base salary on a before tax or after tax basis, subject to Internal Revenue Service limitations. CIBC matches up to 50% of a participant’s contribution up to 6% of the participant’s base salary. For the Atlantic Trust Employees, CIBC matches up to 100% of a participant’s contribution up to 6% of the participant’s base salary. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). For eligible employees of Atlantic Trust, “salary” means wages, salary, overtime pay, bonuses, and commissions. A discretionary bonus contribution may be determined by CIBC as a fixed percentage of a participant’s base salary for the portion of the year a participant was eligible to participate in the Plan. During 2016, management paid a discretionary bonus contribution to the participants of the Plan as of December 31, 2015 of $1,568,460 (net of forfeitures of approximately $300,000), which is included as a portion of the employer contributions on the statement of changes in net assets available for benefits. Management has approved a discretionary bonus contributions to the participants of the Plan to fund an additional amount of $1,771,502 (net of forfeitures of approximately $200,000) for employees in the Plan as of December 31, 2016. This amount in included in employer and participant contributions receivable on the statement of net assets available for benefits and is included as a portion of the employer contributions on the statement of changes in net assets available for benefits. All contributions are subject to certain limitations of the Internal Revenue Code (the “Code”)

Participants direct all contributions into various investment options offered by the Plan and can change their investment options on a daily basis.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements

1. Description of the Plan (continued)

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the Plan earnings and contributions made by the participant and CIBC, and charged with an allocation of Plan losses and any benefit distributions. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants employed by CIBC prior to January 2, 1998, who were still employed on January 1, 1999, are fully vested in their accounts including all future contributions to the Plan. Each other participant will have a fully vested non-forfeitable interest in the CIBC matching and discretionary bonus contributions after completing three years of service. Amounts forfeited by participants may be used to reduce CIBC matching or bonus contributions.

Forfeitures

Upon termination of employment, participants forfeit their nonvested balances. Forfeited balances of terminated participant’s nonvested accounts are used to reduce future CIBC contributions. At December 31, 2016, forfeitures of approximately $500,000 were used to offset CIBC contributions to the Plan.

Participant Loans

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as prescribed in the Plan document. If a participant terminates employment with CIBC, they may continue to make loan payments through a pre-authorized check agreement. If the loan is not repaid, it will automatically be treated as a distribution to the participant after 60 days.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements

1. Description of the Plan (continued)

Payment of Benefits

After attaining 59-1/2 years of age, a participant may withdraw any portion or all of his/her before tax, CIBC matching or discretionary bonus accounts in that order of priority. Prior to attaining age 59-1/2, an employed participant may withdraw any portion or all of his/her after tax savings account plus earnings or rollover account. Prior to attaining age 59- 1/2 employed participants may not withdraw any amount from his/her before tax, CIBC matching or discretionary contribution accounts unless he/she can establish that financial hardship exists as defined in the Plan document, in which case, a participant may request a distribution of his/her before tax account. Upon termination of employment, a participant (or his/her beneficiary) may receive a distribution of the vested account balance. Lump sum payment will be made on any distributions if the account balance is less than or equal to $1,000. If the account balance is greater than $1,000, the participant (or his/her beneficiary) may elect to receive a lump sum distribution or installment payments over a period that does not extend beyond the life expectancy of the participant (or his/her beneficiary).

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or CIBC, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping, trustee fees, and fees relating to notes receivable from participants, if any. Expenses relating to purchases, sales or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by CIBC and excluded from these financial statements.

CIBC Stock Fund

The Plan invests in common stock of CIBC through its CIBC Stock Fund. The CIBC Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by CIBC prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, CIBC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are presented on the accrual basis of accounting.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2016. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein at the date of the financial statements. Actual results could differ from these estimates.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

In July 2015, the Financial Accounting Standard Board (FASB) issued accounting standards update ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I of the ASU eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II of the ASU eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of the ASU is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015. The Plan’s financial statements as of December 31, 2016 and 2015 and for the year ended December 31, 2016 are presented to conform to the requirements of Parts I & II of the ASU.

In May 2015, the FASB issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early application is permitted. Management has elected to adopt ASU 2015-07 early and has been applied retrospectively.

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, Presentation of Financial Statements – Going Concern (“ASU 2014-15”)which requires management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued or are available to be issued.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

The amendments are effective for annual periods ending after December 15, 2016, and for annual periods and interim periods thereafter, and management has reviewed the requirements and determined there is no need for significant disclosure in the Plan’s financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for discussion of fair value measurements.

The U.S. Benefits Committee is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan’s investments. The U.S. Benefits Committee reports to the Audit Committee of the Company.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Reclassifications

Certain prior year amounts in the fair value measurement footnote have been reclassified to conform to the current year presentation relating to the adoption of the new standards discussed above.

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1—Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements

3. Fair Value Measurements (continued)

Level 2—Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets

•	quoted prices for identical or similar assets or liabilities in markets that are not active

•	observable inputs other than quoted prices that are used in the valuation of the asset

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3—Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan.

CJBC stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Registered investment companies: Valued at the last exchange traded price of shares held by the Plan at year end.

Common collective trust fund: The common collective trust fund that is composed primarily of fully benefit-responsive investment contracts that is valued at the net asset value of units of the bank collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements

3. Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016 and 2015:

	Assets at Fair Value as of December 31,2016
	Level 1	Level 2	Level 3	Total
CIBC stock	$14,633,000	$—	$—	$14,633,000
Registered investment companies	238,272,415	—	—	238,272,415

Total assets in the fair value hierarchy	$252,905,415	$—	$—	$252,905,415

Investments measured at net asset value				9,677,825

Investments at fair value				$262,583,240

	Assets at Fair Value as of December 31,2015

	Level 1	Level 2	Level 3	Total
CIBC stock	$13,023,514	$—	$—	$13,023,514
Registered investment companies	213 232,910	—	—	213 232,910

Total assets in the fair value hierarchy	$226,256,424	$—	$—	$226,256,424

Investments measured at net asset value				8,938,071

Investments at fair value				$235,194,495

The Plan determines the timing of transfers between levels as of the beginning of the year. There were no transfers in or out of Level 3 during the year. There were also no transfers between Level 1 or 2 during the year.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements

3. Fair Value Measurements (continued)

Investments Measured Using the Net Asset Value per Share Practical Expedient

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2016 and 2015, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

December 31, 2016	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period

Common/collective Trust fund	9,677,825	n/a	Daily	12 months

December 31, 2015	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period

Common/collective Trust fund	8,938,071	n/a	Daily	12 months

4. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2016 and 2015 to the Form 5500:

	December 31
	2016	2015
Net assets available for benefits per the financial statements	$266,481,324	$237,299,434
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	151,043
Less: Deemed distributions of participant loans	—	(12,450)

Net assets available for benefits per Form 5500	$266,481,324	$237,438,027

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements

4. Reconciliation of Financial Statements to Form 5500 (continued)

Reconciliation of Income Statement to Form 5500 :

Year Ended December 31, 2016
Net increase per the financial statements	29,181,890
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31,2015	(151 ,043)
Deemed distributions of participant loans at December 31,2015	12,450

Net Income per the form 5500	$29,043,297

As discussed in Note 2, the plan adopted ASU 2015-12 in the current year. As a result, the Plan no longer identifies the common collective trust fund as a fully benefit-responsive investment contract. The accompany financial statements and the Form 5500 both present the Plan’s interest in the common collective trust fund at fair value as of December 31, 2016. The Form 5500 presented the Plan’s interest in the common collective trust fund at current value based on the fair value of the underlying securities of the common collective trust fund at December 31, 2015.

5. Risks and Uncertainties

The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

6. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee or its affiliates, therefore, these transactions qualify as permitted party-in-interest transactions. The Plan also invests in the CIBC stock fund which also qualifies as permitted party-in-interest transactions.

Certain officers and employees of the Plan’s sponsor (who may also be participants in the Plan) perform administrative services related to the Plan’s operation, record keeping and financial reporting. The Plan’s sponsor pays these individuals’ salaries and also pays all other administrative expenses on the Plan’s behalf.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements

6. Related Party Transactions (continued)

The foregoing transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory and administrative exemptions from the Code and ERISA’s rules on prohibited transactions.

7. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 30, 2014, stating that the Plan is qualified under Section 401(a) of the Code. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Supplemental Schedule

EIN: #13-1942440

Plan: # 006

CIBC World Markets Incentive Savings Plan for United States Employees

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31,2016

Identity of lssue, Borrower, Lessor or Similar Party	Description of Investment, Including Shares, or Rate of lnterest	Current Value
Registered Investment Companies:
* American Funds EuroPacific Growth Fund	239,821 shares	$10,801,543
* Artisan Mid Cap Value Fund	129,750 shares	2,894,732
* DFA US Targeted Value Portfolio	77,396 shares	1,858,267
* Dodge & Cox Stock Fund	182,976 shares	33,722,503
* Franklin Small-Mid Cap Growth Fund	74,180 shares	2,557,717
* Invesco Real Estate Institutional	155,858 shares	3,237,181
* MSIF Global Real Estate Fund	124,773 shares	1,342,562
* T. Rowe Price Blue Chip Growth Fund	632,633 shares	17,587,198
* T. Rowe Emerging Markets Equity Fund	148,635 shares	4,297,047
* Vanguard High-Yield Corporate Fund	1,016,846 shares	5,928,212
* Vanguard Institutional Index Fund	259,788 shares	52,952,641
* Vanguard Mid-Cap Index Fund	24,804 shares	4,041,519
* Vanguard Prime Money Market Fund	18,171,576 shares	18,171,576
* Vanguard Small-Cap Index Fund	275,056 shares	16,990,229
* Vanguard Target Retirement 2010 Fund	28,040 shares	566,696
* Vanguard Target Retirement 2015 Fund	126,732 shares	2,553,641
* Vanguard Target Retirement 2020 Fund	234,202 shares	4,716,831
* Vanguard Target Retirement 2025 Fund	450,056 shares	9,050,619
* Vanguard Target Retirement 2030 Fund	330,021 shares	6,616,924
* Vanguard Target Retirement 2035 Fund	287,787 shares	5,755,747
* Vanguard Target Retirement 2040 Fund	155,869 shares	3,108,022
* Vanguard Target Retirement 2045 Fund	184,141 shares	3,677,288
* Vanguard Target Retirement 2050 Fund	120,100 shares	2,399,590
* Vanguard Target Retirement 2055 Fund	48,328 shares	967,039
* Vanguard Target Retirement 2060 Fund	34,213 shares	683,923
* Vanguard Target Retirement Income	51,114 shares	1,034,033
* Vanguard Total Bond Market Index Fund	1,399,793 shares	14,907,798
* Vanguard Total International Stock Index Fund	109,943 shares	2,707,894
Voya Small-Cap Opportunities Fund	53,216 shares	3,143,443

Total registered investment companies		238,272,415

*CIBC stock fund	447,629 shares	14,633,000
*Vanguard Retirement Savings Trust	9,677,824 shares	9,677,825
*Notes receivable from participants Interest Rates Ranging From	4.25% – 9.25%	1,438,296

Total assets		$264,021,536

*	Permitted party-in-interest

Note: Cost information is not required for participant directed investments, and therefore is not included

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the U.S. Benefits Committee of the CIBC World Markets Incentive Savings Plan for United States Employees has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CIBC World Markets Incentive Savings Plan for United States Employees

By:	/s/ Daniel R. Brown
, a member of the
U.S. Benefits Committee

Dated: June 27, 2017